Exhibit (a)(5)(G)

Transcript of Lonza Group AG

“Media Conference Call”

July 11, 2011 / 7:30 am C.E.T.

CORPORATE PARTICIPANTS

Stefan Borgas

Lonza Group AG – CEO

Joe Shaulson

Arch Chemicals – EVP

Toralf Haag

Lonza Group AG – CFO

Dominik Werner

Lonza Group AG – Head of Corporate Communications

Dirk Oehlers

Lonza Group AG – Investor Relations

TRANSCRIPT

DINO: Good morning. I'm Dino, the [UNINTEL] call operator for this conference. Welcome to the Lonza Newswires Conference Call. At this time I would like to turn the conference over to Mr. Stefan Borgas, CEO. Please go ahead, sir.

STEFAN BORGAS: Thank you, Dino. Good morning, uh, in the name of Lonza from the Zurich Stock Exchange this morning. Uh, I'm here together with TORALF HAAG, our CFO, uh, DIRK OEHLERS and, uh, DOMINIK WERNER, our IR folks, and JOE SHAULSON, Arch Chemicals Executive Vice President, uh, responsible for half of the business.

Uh, today, uh, is quite an exciting day for us because Lonza moves forward, uh, in the next big step to build a world class life science company. This morning we're announcing, uh, an important and very significant transaction for our--for us. Uh, we have made a cash offer to buy Arch Chemicals, which is a global player in the microbial control market. Over the weekend we have signed an agreement, um, that we now published today, um, together with Arch.

Arch Chemicals is listed on the New York Stock Exchange in the U.S. Uh, we are offering $47.20 per share for all of the shares, uh, of Arch common stock. That implies an enterprise value of $1.4 billion U.S.--approximately, 1.25 billion Swiss francs. This amount includes net debt of around $170 million U.S., which we assume when we would take over Arch.

This, uh, we think is a full price for Arch, it's a very fair price for Arch as well. It represents a 37 percent premium, uh, to the average closing price of the last 30 trading days. Uh, this offer has unanimously been supported by the Arch Chemicals board as well as the Lonza board of directors. We will finance this debt--this transaction fully with debt. Uh, with this we avoid any kind of dilution for Lonza shareholders, um, and we still stay within the framework of the Lonza balance sheet that we have, uh, announced repeatedly over the last years. We expect this deal to close later in 2011.

There are three real drivers for this transaction at this point in time. The first driver--we become--and the most important one--we become the global leader by combining these businesses with sales of [1.56?] billion dollars in the microbial control market. Uh, $1.6 billion U.S. in a market that has size of approximately $10 billion U.S. Let me expand a little bit on that, uh, on that driver for this transaction.

The microbial control market is quite an attractive market. It grows between 4 and 8 percent depending on the segments, um, in which we're active. We tend to be in those segments that grow between 6 and [9?] percent here. Uh, together we will have a very strong platform to develop innovative and new solutions, [UNINTEL] driven by innovations. Because we have a very large portfolio of already registered and tested, and very safe active ingredients that we can put to work in new combinations, and that creates new solutions for this ever-growing problem of unwanted microbes.

And, thirdly, there's quite a good cultural fit between both organizations. Uh, we have had collaborations over 20 years but we have intensified this collaboration in the last year and a half with quite a number of specific projects that we have worked on together between the two companies, and that's why we're pretty convinced that the cultures fit very well together.

The second big driver for this, uh, transaction is the strengthening of Lonza's portfolio--the strengthening and the balancing of Lonza's portfolio. Let me expand on that point as well. We have invested a significant amount of money and [CAPEX?] in our pharmaceutical [CUSTOM?] manufacturing business over the last year. Therefore, this business has grown and will continue to grow over-proportionately in the Lonza portfolio. With this transaction we balance this portfolio, uh, and become less dependent on just one industry and create a second global leading life science [UNINTEL] within the Lonza scope of businesses. We now are global leaders in two attractive life science markets: pharmaceutical [CUSTOM?] manufacturing and now, if this transaction goes through, microbial control.

We also strengthen and expand our business significantly in the growing emerging markets, especially China, India, Brazil and South Africa, where Arch brings infrastructure and the presence, which Lonza didn't have yet, especially in Brazil and South Africa. And, thirdly, we improve the natural currency hedge of, uh, Lonza, because Arch has higher cost in sales in U.S. dollar and with Lonza it's the other way around. And, therefore, we come to an almost perfect hedge of the currencies, uh, which of course has been a challenge over the course of the last, uh, 18 months for us.

The third driver, uh, for us to do this deal of course is finance. This deal is really attractive value creation from year one. With this cash offer and with this premium we create value for the Arch shareholders but we also create value for the Lonza shareholders. This deal is EPS accretive immediately in the first year, uh, and it is EVA positive also in the second year as soon as we have, uh, spent most of the transaction cost in order to make the integration.

We can realize substantial cost synergies mostly coming from administrative functions in the amount of at least $50 million U.S., um, which we can achieve by the end of year two. This has cost, of course--one-time cost of around $85 million spread over two years.

And, thirdly, we can increase the sales of the combined businesses by simply cross-selling existing products into existing markets and existing regions. Uh, these cross-selling synergies we expect to be of--at the amount of at least $40 million U.S. in the third year. Of course it takes time to, uh, register with customers.

So, to summarize, before we get into the questions, um, this transaction will create a clear global leader in the attractive microbial control markets, it strengthens Lonza's portfolio of businesses, and we now have two globally leading life science, uh, businesses, microbial control and pharmaceutical [CUSTOM?] manufacturing and, thirdly, it creates a lot of financial value. With this I'm happy to take your questions this morning. Dino?

DINO: The first question is from Mr. Goran Mijuk of Dow Jones. Please go ahead, sir.

GORAN MIJUK: Good morning. Um, I've just got a couple of, uh, detailed questions on the takeover price. Um, you said, uh, the debt will be included in this 1.4 billion, um, acquisition, so that would make the cash value of the offer at about one point--at about 1.2 billion. Is that correct, or do you already own shares by Arch Chemicals? I don't know.

STEFAN BORGAS: No, we don't own any shares. You are correct.

GORAN MIJUK: Mm-hm, okay. So, cash--

STEFAN BORGAS: A little bit more than 1.2 billion.

GORAN MIJUK: Okay. And this will all be financed, uh, through that so you will, um, issue--issue, issue fresh bonds or, like, how will this proceed?

STEFAN BORGAS: Yeah, we will start, of course, with a [BRIDGE LOAN?] financing and then the takeout financing will consist of various capital market instruments--a combination of, um, Swiss bonds, Euro bonds and most likely a convertible bond.

GORAN MIJUK: Swiss bonds, Euro bonds, and convertible?

STEFAN BORGAS: Yes.

GORAN MIJUK: So--because you said the, the deal will be financed through debt without, uh, kind of any risk of dilution, but a convertible--but that could include the convertible?

STEFAN BORGAS: It include the convertible but then the dilution would be after the expiration--

GORAN MIJUK: [OVERLAPPING] Oh, okay, okay. Thank you.

STEFAN BORGAS: But only if its appropriate value has been created.

GORAN MIJUK: Mm-hm, okay.

STEFAN BORGAS: Also, we have to say all the financing is completely secured and underwritten.

GORAN MIJUK: And probably just a follow-up question on what you said, that this, uh, transaction will, uh, improve your natural hedge and, uh--at this transaction, I mean, you gave us a lot of, uh, details on like how it makes strategic sense to do this. Um, but has the recent kind of increase of the value of the Swiss franc, uh, kind of--spurred or kind of accelerated your decision to take over Arch Chemical?

STEFAN BORGAS: Let me word it this way: It is facilitated the transaction and it has had a positive impact on why we do this now.

GORAN MIJUK: Mm-hm. Thanks so much.

STEFAN BORGAS: Now we have strong Swiss franc and weak dollar, so this helps of course.

GORAN MIJUK: Mm-hm. Thanks.

STEFAN BORGAS: Welcome next question. Feel free to ask questions about the business. That's why we have Joe here this morning.

DINO: The next question from Mr. Rolf Arpagaus, AWP. Please go ahead, sir.

ROLF ARPAGAUS: Good morning, gentlemen.

STEFAN BORGAS: Good morning, Rolf.

ROLF ARPAGAUS: Um, I'm looking through your [UNINTEL - PHRASE] acquisition this morning and I see the EBIT margin of Arch Bioscience at 7.9 percent [YOURS?]--that's 11.6 that's microbial control. So, do you see any headroom for improving Arch? Um, what will be the combined EBIT margin, um, in, let's say, three years of this company--in this, in this area?

STEFAN BORGAS: Yeah, if you include the synergies of 50 million that we have mentioned, we get almost to the same, uh, EBIT margin that the Lonza business has today. Not quite--almost the same, because the market--end market's a little bit different. But maybe even more important than the EBIT margin is the return on assets. Uh, the rest of Lonza is very asset intensive, especially the [CUSTOM?] manufacturing business. And one of the things we do with this, we get into a business that is a lot less asset intensive and that overall will improve the return on net operating assets, uh, of Lonza Group because this business of [RANOWA?] is around 19 percent. Uh, actually very similar between the current Arch business and the current Lonza microbial control business. And, of course, with a large part of Lonza now being at this return on assets level, the overall return on assets of Lonza also will go up by about 150 basis points. And that's, of course, a clearly stated objective that we've had over the past two years.

ROLF ARPAGAUS: Okay. Um, so next question would be--microbial control will be a huge part of Lonza in the future. 43 percent of your turnover, I've read. Um, will it still be part, from the organization's point of view, of life science ingredients or will it be turned into its own division like the other two divisions? And, um, who will--who will head this company, this new division? Would the new head come from inside of Arch or from inside of Lonza?

STEFAN BORGAS: The, uh--this business will, of course, become its own sector we call it--division you call it--inside Lonza. So we'll report on it specifically, uh, as a combined business. Uh, we're in the lucky position to have, uh, a few strong candidates from both the Lonza and the Arch side, and of course we have not made that selection yet. Uh, also it's not, not relevant at this point. We will do it, uh, between now and the closing. But I'm pretty confident that the management team will be very strong and it will be--the leader will come from either one of the two, uh, areas today.

ROLF ARPAGAUS: Okay, thank you.

DINO: The next question is from Miss Katie Reid of Reuters. Please go ahead.

KATIE REID: Good morning.

STEFAN BORGAS: Good morning, Katie.

KATIE REID: Good morning. I was just wondering if there will be, um, if this is the start of, um, of more acquisitions in this area.

STEFAN BORGAS: Well, of course, this is a sizable acquisition for us, uh, and, uh, we will then not make any major move for the next two years at least--mostly because this is going to be quite an effort to bring these two businesses together, and it's going to take a lot of resources. Um, I expect that we will continue back in the normal course of business to do smaller both on--mostly technology driven acquisitions. But of course any larger step in the next two years we will not do.

KATIE REID: Okay. And do you see any job cuts as a result of this [UNINTEL]?

STEFAN BORGAS: Well, I told--spoke about 50 million, uh, dollars of synergies which will come mostly from administrative and corporate type functions. There will also be some redundancies as part of this, yes. But we haven't determined the exact number yet because, of course, this has to happen, uh, as part of the integration planning.

KATIE REID: Okay. Okay. Thank you very much.

DINO: We have a follow-up question from Mr. Rolf Arpagaus, AWP. Please go ahead.

ROLF ARPAGAUS: Uh, we were talking the whole time about acquisitions--um, about selling something. You have recent new size, new organization--so is there anything for disposition?

STEFAN BORGAS: Uh, nothing that we have identified at this, um, exact moment and that we have put on the block. Uh, but of course we are always in the mode of looking at our, um--at our own portfolio. Part of Arch Chemicals is a piece--is about 10 percent of the business is--

JOE SHAULSON?: [OVERLAPPING] Yes, it's our performance product--um, where we manufacture products that are used in the polyurethane supply chain and also, um, some hydrazine that's used, uh, in repellants and in a whole bunch of specialty chemical applications. And those businesses are non-core businesses within Arch, and we have publicly announced our intention to sell those businesses and are actively engaged in trying to do that.

STEFAN BORGAS: And Lonza would follow the exact same approach.

ROLF ARPAGAUS: Okay, thank you.

DINO: Next question is another follow-up from Mr. Goran Mijuk of Dow Jones. Please go ahead.

GORAN MIJUK: All right, thanks so much. Uh, just a couple of questions on Arch Chemicals itself. This microbial control market grows at about 4.6 percent per year and has the size of some 10 billion. Uh, Arch Chemicals, uh, with 1.4 billion certainly is certainly the biggest player in there but how--how did you grow last year and, uh, over--during the past, and what do you think, now together with Lonza could be, uh, kind of your growth rate? Do you consider to kind of beat the market?

JOE SHAULSON: Yes. I mean, what we've talked about on a standalone basis for Arch is a 6-8 percent growth rate over the period from 2009 to 2013.

GORAN MIJUK: Mm-hm.

JOE SHAULSON: Um, we achieved a good chunk of that in, uh, 2009-2010 period but still see the, the forward growth rates in that 6-8 percent range.

GORAN MIJUK: Mm-hm.

JOE SHAULSON: And while we participate in some broader mark--markets that might be growing at lower rates--

GORAN MIJUK: Mm-hm.

JOE SHAULSON: --um, our real focus is on identifying the individual segments, um, and applications within the market space that are growing at much faster rates.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: But just one comment to add to this. 2009-2010 maybe are not typical years because in 2009 we went into a recession, as you know, and in 2010 we came out of a recession. So there was a negative growth in '09 and a very positive--very, very positive growth in 2010. So, the 2010 growth rate over '09 is atypically high.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: But still, Arch has grown faster than the market and so has Lonza, because we're in these market segments which are growing more attractively mostly.

GORAN MIJUK: Mm-hm. So just a little bit of background on this, uh, microbial control market. Like, who are your customers? Like, what kind of--what are you actually doing?

STEFAN BORGAS: In this market we produce products that fight unwanted microbes in applications such as hygiene, hospitals for example, material production such as wood, so the [UNINTEL] doesn't grow--

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: In health areas--pharma clean rooms, for example.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: In personal care, so that you don't have any bacteria growing in your creams or in your shampoos; uh, in industrial applications so that you don't have bacteria or yeast or mildew growing on paint.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: Uh, in food, so that, uh, you know, nothing happens to your food while it's stored. And the huge--and the huge biggest area probably is water.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: No contamination of water. So those are the end use applications. And this business is, uh, driven by some very sophisticated formulation of active ingredients that actually do this killing job--

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: --which are tested over many, many years.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: Registered--a lot of toxicity tests, and then formulated together.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: And it's the combination of this formulation and regulation that really is the--the know-how in this, and the driver in this market. The production of the [UNINTEL] is a smaller piece.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: And now, one of the attractivenesses for Lonza in, in making this offer for Arch is the fact that they are much further forward integrated into the supply chain. They have many areas where they sell directly to retailers.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: So they have a big part of their business where they sell these formulated,

[UNINTEL] packaged products directly to retail chains--

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: --or specialized distributors, for example, in the water business or in the wood business.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: And Lonza is one step further in the supply chain.

GORAN MIJUK: Mm-hm. GORAN MIJUK: Mm-hm.

STEFAN BORGAS: It's one part of the sale [UNINTEL] that we can bring to market. But the customers are either, uh, big retail outlets, mass distribution, or specialized distributors who sell this to these--to all these applications.

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: Of course different ones for hospitals than for swimming pools. And, uh, big consumer companies like, uh, Procter & Gamble, Unilever, uh, who use these products, of course, in order to formulate it into their final products.

GORAN MIJUK: Mm-hm. And just, like, probably one follow-up question here. Like, the microbial market, is this like a very fragmented market or are there two-three players? I have no clue about this--

STEFAN BORGAS: Well, the, uh--after this combination, Lonza Arch will be the clear leader in this market. Then there are a number of players who are in--who are less than half the size--

GORAN MIJUK: Mm-hm.

STEFAN BORGAS: --of us. And then there are many, many, many small ones.

GORN MIJUK: Okay. So there is room for takeovers in this, uh, particular segment as well, I guess?

STEFAN BORGAS: Yeah, this is, uh, possible, yeah.

JOE SHAULSON: And I'd add one thing to, uh, to what Stefan said--is one of the most exciting things from a commercial perspective about this deal is that we bring completely complementary portfolios of products to the table.

GORAN MIJUK: Mm-hm.

JOE SHAULSON: Um, and there's virtually no overlap between what we sell and what Lonza sells. While we're both active in the microbial control space, um, what we're creating is a broader portfolio of, of products and technologies to offer to customers. And, um, with the microbial control problems in the world getting tougher and tougher to solve, that sort of package is really attractive to customers.

GORAN MIJUK: Okay. Thanks so much.

DINO: The next question from Mr. Paul Arnold of Reuters. Please go ahead.

PAUL ARNOLD: Good morning, gentlemen.

STEFAN BORGAS: Hi, Paul.

PAUL ARNOLD: Short question. Um, the Lonza shares were [EXECUTED?], uh, of the blue chip SMI index of the Swiss [UNINTEL]. Do you think with the [STEP?] you will, uh, reenter the index, uh, in one year time?

STEFAN BORGAS: Actually, Paul, we've not talked about this. This is not on our mind.

DINO: Mr. Borgas, there are no more questions.

STEFAN BORGAS: Wonderful. Thank you very much for all of you dialing in. Again, let me repeat, uh, as a summary what we did today. We made the next significant step in building a world class life science company. We are now the clear global leader--we will now be the clear global leader in microbial control after the deal is taken over, and this builds the second, uh, world leading life science platform. It strengthens our, uh, portfolio of businesses and it creates very attractive financial value, uh, for all of our stakeholders, especially our shareholders. Thank you very much for dialing in this morning and we'll talk to you later during the day or the week. Goodbye.

DINO: Ladies and gentlemen, the conference is now over. Thank you for choosing the conference call facility and thank you for participating in the conference. You may now disconnect your lines. Goodbye.

Gotham Transcription states that the preceding transcript was created by one of its employees using standard electronic transcription equipment and is a true and accurate record of the audio on the provided media to the best of that employee's ability. The media from which we worked was provided to us. We can make no statement as to its authenticity.

Attested to by:

Sonya Ledanski Hyde

          The tender offer described in this communication has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. At the time the tender offer is commenced, Purchaser, an indirect wholly-owned subsidiary of Lonza, will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission. Investors and Arch Chemicals stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that Purchaser, Lonza’s indirect wholly-owned subsidiary, files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com.